UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Neurotrope, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64129T108
(CUSIP Number)

RICHARD ABBE
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,027,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,027,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%*
14	TYPE OF REPORTING PERSON CO

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,027,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,027,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%*
14	TYPE OF REPORTING PERSON IA, OO

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 75,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 75,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON AMERICAN CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 333,333*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 333,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,102,574*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,102,574*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,102,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%*
14	TYPE OF REPORTING PERSON IN

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,333*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 333,333*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*An aggregate of 9,864,092 Shares have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the exercise of certain warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2016 for further details.

CUSIP NO. 64129T108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);

(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;

(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);

(iv)	American Capital Management, LLC, a Delaware limited liability company (“American Capital”);

(v)	Richard Abbe, who serves as the President of Iroquois Capital and managing member of ICIG; and

(vi)	Kimberly Page, who serves as the manager of American Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: the Reporting Persons previously reported on Schedule 13G with respect to the Issuer.  The initial Schedule 13G was filed with the Securities and Exchange Commission on February 8, 2016.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Iroquois Master Fund is serving as a private investment fund.  The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of ICIG is serving as a private investment fund.  The principal business of American Capital is serving as an investment vehicle for investment purposes.  The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital and managing member of ICIG.  The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital and as manager of American Capital.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 64129T108

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Abbe and Ms. Page are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have reviewed the public announcement made by the Issuer on August 5, 2016, regarding changes to the Issuer’s Board of Directors (the “Board”) and management, including: (i) Paul E. Freiman and Jay M. Haft’s immediate resignation from the Board; (ii) Joshua Silverman’s appointment to the Board as Chairman; (iii) the appointment of Dr. Kenneth J. Gorelick to the Board; and (iv) the separation agreement between the Issuer and Charles Ramat pursuant to which Mr. Ramat will resign from the Board and all other positions that he holds with the Issuer, including his position as Chief Executive Officer and President, on October 3, 2016, unless the Board determines an earlier date, and remain on as a consultant to the Issuer.  In light of the aforementioned changes, the Reporting Persons have withdrawn their Consent Statement filed with the Securities and Exchange Commission on July 7, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 9, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Richard Abbe, and Kimberly Page, dated August 9, 2016.

CUSIP NO. 64129T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2016

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC, its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Authorized Signatory

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

CUSIP NO. 64129T108

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017